Afya Limited Announces Fourth-Quarter and Full Year 2021 Financial Results

Consistent Growth

Success in Digital Services

ESG Evolutions

Nova Lima, Brazil, March 31, 2022 – Afya Limited (NASDAQ: AFYA) (“Afya” or the “Company”), the leading medical education group and digital health service provider in Brazil, reported today financial and operating results for the three and twelve-month period ended December 31, 2021 (fourth quarter 2021 and full year 2021, respectively). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Fourth Quarter 2021 Highlights

▪	4Q21 Adjusted Net Revenue increased 45.3% YoY to R$505.4 million.
▪	4Q21 Adjusted EBITDA increased 25.9% YoY reaching R$195.1 million, with an Adjusted EBITDA Margin of 38.6%.

Full Year 2021 Highlights

▪	FY21 Adjusted Net Revenue increased 45.1% YoY to R$1,752.7 million.
▪	FY21 Adjusted EBITDA increased 34.0% YoY reaching R$754.8 million, with an Adjusted EBITDA Margin of 43.1%.
▪	FY21 Adjusted Net Income increased to R$ 440.4 million in 2021 from R$ 437.5 million in 2020.
▪	Cash conversion of 100.8%, with a cash position of R$ 748.6 million on December 31, 2021.
▪	248 thousand monthly active physicians and medical students using Afya’s Digital Services.

Table 1: Financial Highlights
	For the three months period ended December 31,					For the twelve months period ended December 31,
(in thousand of R$)	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions
(a) Net Revenue	498,259	373,733	345,266	44.3%	8.2%	1,719,371	1,302,252	1,201,191	43.1%	8.4%
(b) Adjusted Net Revenue (1)	505,407	378,633	347,896	45.3%	8.8%	1,752,728	1,313,032	1,207,735	45.1%	8.7%
(c) Adjusted EBITDA (2)	195,128	150,893	155,048	25.9%	-2.7%	754,836	557,838	563,112	34.0%	-0.9%
(d) = (c)/(b) Adjusted EBITDA Margin	38.6%	39.9%	44.6%	-600 bps	-470 bps	43.1%	42.5%	46.6%	-350 bps	-410 bps

*For the three months period ended December 31, 2021, "2021 Ex Acquisitions" excludes: FCMPB (only October, 2021; Closing of FCMPB was in November, 2020), MedPhone (only October, 2021; Closing of Medphone was in November, 2020), FESAR (only October, 2021; Closing of FESAR was in November, 2020), iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, FIPGuanambi, UNIGRANRIO, RX PRO and Garanhuns (all from October to December, 2021).

For the twelve months period ended December 31, 2021 - "2021 Ex Acquisitions" excludes: UniRedentor (only January, 2021; Closing of UniRedentor was in January 31, 2020), UniSL (January to April, 2021; Closing of UniSL was in May, 2020), PEBMED (January to July, 2021; Closing of PEBMED was in July, 2020), FCMPB (January to October, 2021; Closing of FCMPB was in November, 2020), Medphone (January to October, 2021; Closing of Medphone was in November, 2020), FESAR (January to October, 2021; Closing of FESAR was in November, 2020), iClinic (January to December, 2021; Closing of iClinic was in January, 2021), Medicinae (March to December, 2021; Closing of Medicinae was in March, 2021), Medical Harbour (April to December, 2021; Closing of Medical Harbour was in April, 2021), Cliquefarma (April to December, 2021; Closing of Cliquefarma was in April, 2021), Shosp (May to December, 2021; Closing of Shosp was in May, 2021), UNIFIPMoc and FIPGuanambi (June to December, 2021; Closing of UNIFIPMoc and FIPGuanambi was in June, 2021), UNIGRANRIO (August to December, 2021; Closing of UNIGRANRIO was in August, 2021), RX PRO (October to December, 2021; Closing of RX PRO was in October, 2021) and Garanhuns (November to December, 2021; Closing of Garanhuns was in November, 2021).
1. Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.
2. See more information on "Non-GAAP Financial Measures" (Item 08).

1.	Message from Management

Virgilio Gibbon, Afya’s CEO, stated:

I am extremely proud to present another year of Afya showing strong results, resilience in our operational and financial metrics and significant evolutions in the ESG agenda. Our performance in 2021 reflects the successful execution of our assertive strategy, the commitment of our team members and the consistency of our business model, particularly during another year of a worldwide pandemic. This scenario was one of the main reasons for the acceleration of our long-term plan as well as the ramp-up of our digital services strategy, as I will give more color further on.This year’s results reinforce that our strategy has been successful since the beginning, marked by the successive growth in net revenue and EBITDA throughout all quarters. As we hope to see, from now on, the pandemic losing its strength, pushing our students, employees, and partners to continue extracting the best from our campuses and digital services.

With that in mind, we’re delighted to see that the biggest growth of the year, in terms of revenue, came from our digital services, showing alignment and success in our near-future plan. As evidenced by the pandemic, the medical community has embraced the digital component in the healthcare segment, and, therefore, we are very proud to see our productivity tools being able to help them throughout their entire medical journey. Not only this, but, reaffirming our promises for the digital strategy shown in 2020, our digital ecosystem is being built with multiple offerings, unlocking new interactions and revenue streams that go beyond the physicians, achieving pharma players, labs, pharmacy chains, hospitals, and HC operators through our platforms.

The acquisition we’ve completed this quarter – RXPRO -, is a great example of this: the solution connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies by delivering free samples to a community of pre-selected physicians, using third-party logistics and offering medical updates regarding pharmaceutical products and treatments in a fast and efficient way for doctors. This solution integrates our unique and complete ecosystem, reinforcing a disruptive service offering for the pharma players.

Along with the digital improvements, during the year we’ve successfully executed our strategy to continue to be the market leader in medical school seats in Brazil. The expansion of our offering in the undergrad business continues to grow strong, and, after the acquisition of Unigranrio, in August, we’ve approved the operations of the Garanhuns’ medical school, in November and Ji-Parana’s medical school in March. Also, already in 2022, we have increased 200 seats with four new Mais Médicos authorized units by MEC, with operations to start in the second semester, along with 28 new seats from the UniSL Ji-Paraná campus. So far, Afya has reached 2,759 seats, representing almost 20 thousand students at maturity. Considering all acquisitions and seats approved by MEC, we’ve added 1,307 seats since our IPO and we have become extremely efficient at operating medical schools and we continue to see opportunities in this area. That is why our guidance is to have 200 more seats per year until 2028, starting in 2022. All this effort means one thing: that our medical education business remains, and will continue to be, the cornerstone of our business in the short and midterms.

We also announce a relevant equity operation: our second share repurchase program was successfully completed, resulting in the purchase of 1,383,108 Class A common shares. With that positive result, the Board of Directors has approved a new share repurchase program, under which we may repurchase up to 1,874,457 of our outstanding Class A common shares, depending upon market conditions.

Another main operation to be mentioned, even though it has happened after the 2021 results, is that the Esteves family have made a binding offer to sell 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share to an affiliate of Bertelsmann SE& Co. KGaA. If the transaction goes through, Bertelsmann and the Esteves family will beneficially own 57.5% and 33.1% voting interest, and 31.0% and 17.8% of the total shares respectively, in Afya. We are delighted that Bertelsmann, one of the world’s leading media companies with a significant footprint in the education sector, has evidenced its commitment to Afya’s long-term strategy through its evaluation of increasing its stake. We look forward to continuing to benefit from the vision and commitment of the Esteves family with their significant shareholding and active participation in our company.

Last, but not least, one thing is very important to mention: as we’ve promised at the end of 2020, all of our ESG evolutions were reported on an ongoing basis in our earnings releases this year. This proves Afya’s engagement to these topics that are generating a significant impact on society, making our team very proud and even more committed. Along with all the improvements that we’ve already shown during the year – multiple awards won, voluntary commitments aligned with the UN Global Compact, certifications like Women on Board, among others -, we announce that we are now one of the 13 Brazilian companies to join the 2022 Bloomberg Gender-Equality Index (GEI), a modified market capitalization-weighted index that aims to track the performance of public companies committed to transparency in gender-data reporting. The inclusion in the Bloomberg Gender-Equality Index reinforces our commitment to this subject and strengthens our goal to improve our metrics with policy development, representation, and transparency, fostering more opportunities for diverse talent to succeed in our organization.

Consistent growth, success in our digital services and ESG evolutions: this is how we are evolving and empowering our mission to become the reference in medical education and digital services, encouraging students and physicians to transform their ambitions into rewarding lifelong experiences. We are proud of our business and of what we have achieved so far, as well as of what we are planning for the future.

2.	Key Events in the Quarter:

▪	Closing of RX PRO acquisition, on October 2021 – a solution that connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies, in a more convenient way for physicians. RX PRO does this by delivering free samples to a community of pre-selected physicians and offering medical updates on pharmaceutical products and treatments in a fast and efficient way for doctors.

▪	Second share repurchase program, on October 2021 - after the completion of its first share repurchase program on October 21, 2021 that resulted in the purchase of 1,015,844 Class A common shares, the Board of Directors has approved a new share repurchase program. Under this share repurchase program, Afya may repurchase up to 1,383,108 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions.

▪	Garanhuns medical school approved, on November 2021 – the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) has authorized the operation of the medical school in Garanhuns in the State of Pernambuco on November 2021. This authorization is in connection with a previous requirement made by ITPAC, a subsidiary of Afya, to expand their operation and open a branch in the city of Garanhuns. ITPAC Garanhuns authorization guaranteed 120 medical seats to Afya.

3.	Subsequent Events in the Quarter

▪	Afya announced, on January 2022, that Júlio de Angeli, Vice President of Innovation & Digital Services, left the company for personal reasons. "We are grateful for the time Mr. de Angeli has spent with us developing our digital services strategy and we wish him all the best” said Virgilio Gibbon, our CEO. Lelio de Souza, who has joined Afya effective as of November 2021 and has 22 years of experience in tech companies, assumed the position of Vice President of Innovation & Digital Services.

▪	Third share repurchase program, on January 2022 - after the completion of its second share repurchase program, which resulted in the purchase of 1,383,108 Class A common shares, the Board of Directors has approved a new share repurchase program. Under this share repurchase program, Afya may repurchase up to 1,874,457 of its outstanding Class A common shares, which represents 4% of its free float, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on January 27, 2022 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions.

▪	Reinforcing our ESG commitment, Afya announced, on January 2022, that it is one of 418 companies across 45 countries and regions to join the 2022 Bloomberg Gender-Equality Index (GEI), a modified market capitalization-weighted index that aims to track the performance of public companies committed to transparency in gender-data reporting. This reference index measures gender equality across five pillars: female leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and pro-women brand. Afya was included on this year’s index for scoring above a global threshold established by Bloomberg to reflect disclosure and the achievement or adoption of best-in-class statistics and policies.

▪	Afya announced, on February 2022, that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operations of the medical schools in Abaetutuba, in the State of Pará, and Itacoatiara, in the State of Amazonas, both under the Mais Médicos II program. With these authorizations, Afya reaches its third and fourth schools authorized to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats and, with that, Afya will reach 2.581 operating seats out of 2.731 approved seats.

▪	Afya announced, on March 2022, the acquisition of 100% of the total share capital of Além da Medicina, a medical content online platform for physicians and medical students that provides educational tools in addition to technical medical content that can assist them throughout their careers. Its robust content includes mentoring for residency, soft skills, finance, accounting, and investment basics for physicians. Além da Medicina had more than 4.000 subscribers in 2021, with a general NPS of 77 and almost 100.000 followers on Instagram. The company expects a R$12.7 million gross revenue for 2022.

▪	Afya announced, on March 2022, that it was notified that the Esteves family has made a binding offer to sell 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share to an affiliate of Bertelsmann SE& Co. KGaA, or “Bertelsmann”. Bertelsmann’s acceptance of the offer remains subject to due diligence and Bertelsmann board approval. If the transaction proceeds, following the transaction, Bertelsmann and the Esteves family will beneficially own 57.5% and 33.1% voting interest, and 31.0% and 17.8% of the total shares respectively, in Afya. Afya was notified that if Bertelsmann accepts the offer, the Esteves family and Bertelsmann have agreed to amend Afya’s articles of association and the current shareholder’s agreement between Bertelsmann and the Esteves family in order to allow Bertelsmann to consolidate its investment in Afya under International Financial Reporting Standards as a controlling shareholder.

▪	Afya announced, on March 2022, that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operations of the medical schools in Bragança, in the State of Pará, and Manacapuru, in the State of Amazonas, both under Mais Médicos II program. With these authorizations, Afya reaches its fifth and sixth authorized schools to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats and with that, Afya will reach 2.681 operating seats out of 2.731 approved seats.

▪	Afya announced, on March 2022, that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia. With the authorization, Afya reaches 2.759 approved seats, which will represent around 19.865 students at maturity, considering FIES and PROUNI.

4.	Second Half 2021 Guidance Achievement

The Company’s financial results reaffirmed the resiliency of its business model, which took into account the successfully concluded acceptances of new medical students for the second half of 2021 and the consolidation of the digital companies and medical schools acquisitions during the year. The Adjusted Net Revenue of R$ 1,751.8 million was R$ 12 million above the mid-guidance range, while the EBITDA margin was within the mid-guidance range.

	Guidance for 2021	Actual 2021
Adjusted Net Revenue*	R$ 1.720 mn ≤ ∆ ≤ R$ 1.760 mn	R$ 1.752 mn
Adjusted EBITDA Margin	42.0% ≤ ∆ ≤ 44.0%	43.1%

*Excludes RX PRO (Closing of RX PRO was in October, 2021) and Garanhuns (Closing of Garanhuns was in November, 2021).

5.	2022 Guidance

The Company is introducing guidance for 2022 which takes into account the successfully concluded acceptances of new medical students, ensuring 100% occupancy in all of its medical schools.

Considering the above factors, the guidance for 2022 is defined in the following table:

Guidance for 2022	Important considerations
2022 Adjusted Net Revenue is expected to be between R$2,280.0 million – R$2,360.0 million	Includes four Mais Médicos units start operating in 2H22;
Includes Ji-Parana acquisition start operating in the 2H22;
Includes Além da Medicina acquisition;
Excludes any acquisition that may be concluded after the issuance of the guidance.

2022 Adjusted EBITDA is expected to be between R$935.0 million - R$1,015 million

6.	Overview of 2021 & 4Q21

Operational Review

Afya is the only company offering educational and technological solutions to support physicians across every stage of the medical career, from undergraduate students in their medical school years through medical residency preparatory courses, medical specialization programs and continuing medical education. Afya is also positioned in digital health services, providing clinical decision apps and practice management tools as SAAS (Software as a Service).

The Company reports results for three distinct business units. The first, Undergrad – medical schools, other healthcare programs and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs. The second, Continuing Education – specialization programs and graduate courses. Revenue is also generated from the monthly tuition fees the Company charges students enrolled in the specialization and graduate courses. The third is Digital Services – digital services offered by the Company at every stage of the medical career. This business unit is divided into 6 pillars: Content & Technology for Medical Education, Clinical Decision Software, Practice Management Tools & Electronic Medical Records, Physician-Patient Relationship, Telemedicine, and Digital Prescription. Revenue is generated from printed books and e-books, which is recognized at the point in time when control is transferred to the customer, and subscription fees (SaaS model).

Key Revenue Drivers – Undergraduate Courses

Table 2: Key Revenue Drivers	Twelve months period ended December 31,
	2021	2020	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats	2,731	2,143	27.4%
Operating Seats	2,481	1,893	31.1%
Total Students (end of period)	16,017	11,030	45.2%
Average Total Students	14,492	9,413	54.0%
Average Total Students (ex-Acquisitions)*	10,872	9,413	15.5%
Tuition Fees (Total - R$MM)	1,511,442	910,966	65.9%
Tuition Fees (ex- Acquisitions* - R$MM)	1,123,944	910,966	23.4%
Medical School Avg. Ticket (ex- Acquisitions* - R$/month)	8,615	8,065	6.8%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	19,882	10,325	92.6%
Average Total Students	15,918	10,733	48.3%
Average Total Students (ex-Acquisitions)*	11,173	10,733	4.1%
Tuition Fees (Total - R$MM)	239,512	152,539	57.0%
Tuition Fees (ex- Acquisitions* - R$MM)	148,381	152,539	-2.7%
OTHER UNDERGRADUATE
Total Students (end of period)	25,219	14,851	69.8%
Average Total Students	20,198	14,087	43.4%
Average Total Students (ex-Acquisitions)*	10,734	14,087	-23.8%
Tuition Fees (Total - R$MM)	239,235	172,961	38.3%
Tuition Fees (ex- Acquisitions* - R$MM)	147,249	172,961	-14.9%
TOTAL TUITION FEES
Tuition Fees (Total - R$MM)	1,990,189	1,236,466	61.0%
Tuition Fees (ex- Acquisitions* - R$MM)	1,419,574	1,236,466	14.8%

For the twelve months period ended December 31, 2021 - "2021 Ex Acquisitions" excludes: UniRedentor (only January, 2021; Closing of UniRedentor was in January 31,2020), UniSL (January to April, 2021; Closing of UniSL was in May, 2020), FCMPB (January to Octobe, 2021; Closing of FCMPB was in November 2020), FESAR (January to October, 2021; Closing of FESAR was in November 2020), UNIFIPMoc and FIPGuanambi (June to December, 2021; Closing of UNIFIPMoc and FIPGuanambi was in June, 2021), UNIGRANRIO (August to December, 2021; Closing of UNIGRANRIO was in August, 2021) and Garanhuns (November to December, 2021; Closing of Garanhuns was in November, 2021).

Key Revenue Drivers – Continuing Education and Digital Services

Table 3: Key Revenue Drivers	Twelve months period ended December 31,
	2021	2020	% Chg
Continuing Education
Medical Specialization & Others
Total Students (end of period)	3,189	4,181	-23.7%
Average Total Students	3,252	4,266	-23.8%
Average Total Students (ex-Acquisitions)	3,064	4,266	-28.2%
Net Revenue from courses (Total - R$MM)	72,983	107,196	-31.9%
Net Revenue from courses (ex- Acquisitions¹)	70,822	107,196	-33.9%
Digital Services
Content & Technology for Medical Education
Active Paying Students
Prep Courses & CME - B2C	17,171	11,316	51.7%
Prep Courses & CME - B2B	4,460	1,723	158.9%
Clinical Decision Software
Whitebook Active Payers	125,372	106,977	17.2%
Clinical Management Tools²
iClinic Active Payers	17,978	-	n.a

Digital Services Total Active Payers (end of period)	164,981	120,016	37.5%
Net Revenue from Services (Total - R$MM)	151,958	93,152	63.1%
Net Revenue From Services (ex-Acquisitions³)	99,003	93,152	6.3%

(1) For the twelve months period ended December 31, 2021 - "2021 Ex Acquisitions" excludes: UniRedentor (only January, 2021; Closing of UniRedentor was in January 31, 2020).
(2) Clinical management tools includes Telemedicine and Digital Prescription features.
(3) For the twelve months period ended December 31, 2021 - "2021 Ex Acquisitions" excludes: PEBMED (January to July, 2021; Closing of PEBMED was in July, 2020), Medphone (January to October, 2021; Closing of Medphone was in November 2020), iClinic (January to December, 2021; Closing of iClinic was in January, 2021), Medicinae (March to December, 2021; Closing of Medicinae was in March, 2021), Medical Harbour (April to December, 2021; Closing of Medical Harbour was in April, 2021), Cliquefarma (April to December, 2021; Closing of Cliquefarma was in April, 2021), Shosp (May to December, 2021; Closing of Shosp was in May, 2021) and RX PRO (October to December, 2021; Closing of RX PRO was in October, 2021).

Key Operational Drivers – Digital Services

Monthly Active Users (MaU) represents the number of unique individuals that consumed Digital Services content in the last 30 days of a specific period.

Total monthly active users reached 248 thousand, 39.7% higher than 2020.

Table 4: Key Operational Drivers for Digital Services - Monthly Active Users (MaU)
	4Q21	4Q20	% Chg QoQ	3Q21	2Q21	1Q21
Content & Technology for Medical Education	16,205	14,658	10.6%	20,015	18,968	19,857
Clinical Decision Software	194,308	162,512	19.6%	194,082	181,138	173,959
Clinical Management Tools¹	37,030	-	-	32,909	32,968	27,799
Total Monthly Active Users (MaU) - Digital Services	247,543	177,170	39.7%	247,006	233,074	221,615
1) Clinical management tools includes Telemedicine and Digital Prescription features
2) There may be an overlap of users among the pillars

Seasonality

Undergrad’s and Continuing Education tuition revenues are related to the intake process and monthly tuition fees charged to students over the period thus the Company does not have significant fluctuations during the semester. Digital Services is comprised mostly by Medcel, Pebmed and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel’s revenue is concentrated in the first and last quarter of the year, as a result of the enrollments of Medcel’s clients period. The majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year compared to the second and third quarters of the year.

Revenue

Adjusted Net Revenue for the fourth quarter of 2021 was R$ 505.4 million, an increase of 45.3% over the same period of the prior year, mainly due to the maturation of medical seats, an increase in the average ticket of Medical programs and consolidation of acquisitions of medical schools and digital services. Adjusted Net Revenue also includes an impact of R$ 7.1 million due to the net temporary discounts in tuition fees granted by individual and collective legal proceedings and public civil proceedings related to COVID-19.

Excluding acquisitions, Adjusted Net Revenue in the fourth quarter increased 8.8% YoY to R$ 378.6 million, mainly due to the expansion of Undergrad’s net revenue, which was partially offset by Continuing Education revenue that decreased 15.5%, and also Digital Services that presented lower performance due to a lower performance of Medcel in the 4Q21, that was caused by higher competition in the Residency Preparatory market.

Continuing Education business reported a decrease in Net Revenues in the three-month 2021 and the twelve-month period ended December 31, 2021 due to a reduction in active paying students because of: (a) practical programs that are not being offered since 1H20 and, (b) physicians’ decision to postpone admission to specialization courses due to the COVID-19 pandemic. Nevertheless, with the combination of the opening of 6 new campuses in 2021 and expansion of the specialization’s portfolio, along with Ipemed admission process, Afya expects better results during 2022.

Adjusted Net Revenue for the twelve-month period ended December 31, 2021 presented an increase of 45.1% over 2020, totaling R$ 1,752.7 billion. Excluding acquisitions, Adjusted Net Revenue in the twelve-month period increased 8.7% YoY to R$ 1,313.0 billion, mainly due to the same reasons explained above.

Table 5: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended December 31,					For the twelve months period ended December 31,
	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions
Net Revenue Mix
Undergrad	438,063	321,698	284,193	54.1%	13.2%	1,498,408	1,136,404	1,002,461	49.5%	13.4%
Adjusted Undergrad¹	445,211	326,598	286,823	55.2%	13.9%	1,531,765	1,147,184	1,009,005	51.8%	13.7%
Continuing Education	21,502	21,502	25,458	-15.5%	-15.5%	72,983	70,822	107,197	-31.9%	-33.9%
Digital Services	42,345	34,184	35,615	18.9%	-4.0%	151,958	99,003	93,152	63.1%	6.3%
Inter-segment transactions	- 3,651	-3,651	-	n.a	n.a	- 3,978	- 3,978	- 1,619	n.a	n.a
Total Reported Net Revenue	498,259	373,733	345,266	44.3%	8.2%	1,719,371	1,302,251	1,201,191	43.1%	8.4%
Total Adjusted Net Revenue ¹	505,407	378,633	347,896	45.3%	8.8%	1,752,728	1,313,031	1,207,735	45.1%	8.7%
*For the three months period ended December 31, 2021, "2021 Ex Acquisitions" excludes: FCMPB (only October, 2021; Closing of FCMPB was in November, 2020), MedPhone (only October, 2021; Closing of Medphone was in November, 2020), FESAR (only October, 2021; Closing of FESAR was in November, 2020), iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, FIPGuanambi, UNIGRANRIO, RX PRO and Garanhuns (all from October to December, 2021).

For the twelve months period ended December 31, 2021 - "2021 Ex Acquisitions" excludes: UniRedentor (only January, 2021; Closing of UniRedentor was in January 31, 2020), UniSL (January to April, 2021; Closing of UniSL was in May, 2020), PEBMED (January to July, 2021; Closing of PEBMED was in July, 2020), FCMPB (January to October, 2021; Closing of FCMPB was in November, 2020), Medphone (January to October, 2021; Closing of Medphone was in November, 2020), FESAR (January to October, 2021; Closing of FESAR was in November, 2020), iClinic (January to December, 2021; Closing of iClinic was in January, 2021), Medicinae (March to December, 2021; Closing of Medicinae was in March, 2021), Medical Harbour (April to December, 2021; Closing of Medical Harbour was in April, 2021), Cliquefarma (April to December, 2021; Closing of Cliquefarma was in April, 2021), Shosp (May to December, 2021; Closing of Shosp was in May, 2021), UNIFIPMoc and FIPGuanambi (June to December, 2021; Closing of UNIFIPMoc and FIPGuanambi was in June, 2021), UNIGRANRIO (August to December, 2021; Closing of UNIGRANRIO was in August, 2021), RX PRO (October to December, 2021; Closing of RX PRO was in October, 2021) and Garanhuns (November to December, 2021; Closing of Garanhuns was in November, 2021).
1. Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.
2. See more information on "Non-GAAP Financial Measures" (Item 08).

Adjusted EBITDA

Adjusted EBITDA for the three-month period ended December 31, 2021 increased 25.9% to R$ 195.1 million, up from R$ 155.0 million in the same period of the prior year. The adjusted EBITDA Margin for the period was below the reported margin of last year, mainly due to: 1) the consolidation of iClinic, MedPhone, Medicinae, Medical Harbour, Cliquefarma, Shosp and RX PRO that reduced the digital operational margin, and lower than expected Medcel results for the fourth quarter 2021; 2) the consolidation of UNIFIPMoc and UNIGRANRIO, which are performing better than expected but still present lower margins when compared to the integrated companies; 3) lower performance from Continuing Education, as explained on the topic “Revenue”.

Excluding the consolidation of acquisitions, Adjusted EBITDA for the three-month period ended December 31, 2021 decreased 2.7% to R$ 150.9 million, down from R$ 155.0 million in the same period of the prior year. The adjusted EBITDA Margin for the period was below the reported margin of last year mainly due to lower performance from Continuing Education, the consolidation of digital companies, as explained on the topic “Revenue”, and lower than expected Medcel results for the 4Q21.

Adjusted EBITDA for the twelve-month period ended December 31, 2021 increased 34.0% to R$ 754.8 million, up from R$ 563.1 million in the same period of the prior year. Excluding acquisitions, Adjusted EBITDA for the twelve-month period ended December 31, 2021 decreased 0.9% YoY to R$ 557.8 million from R$ 563.1 million, while the Adjusted EBITDA Margin decreased 410 basis points to 42.5%. The adjusted EBITDA Margin for the period was below the reported margin of last year due to the same reasons previously explained.

Table 6: Adjusted EBITDA
(in thousands of R$)	For the three months period ended December 31,					For the twelve months period ended December 31,
	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions
Adjusted EBITDA	195,128	150,893	155,048	25.9%	-2.7%	754,836	557,838	563,112	34.0%	-0.9%
% Margin	38.6%	39.9%	44.6%	-600 bps	-470 bps	43.1%	42.5%	46.6%	-350 bps	-410 bps
*For the three months period ended December 31, 2021, "2021 Ex Acquisitions" excludes: FCMPB (only October, 2021; Closing of FCMPB was in November, 2020), MedPhone (only October, 2021; Closing of Medphone was in November, 2020), FESAR (only October, 2021; Closing of FESAR was in November, 2020), iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, FIPGuanambi, UNIGRANRIO, RX PRO and Garanhuns (all from October to December, 2021).
For the twelve months period ended December 31, 2021 - "2021 Ex Acquisitions" excludes: UniRedentor (only January, 2021; Closing of UniRedentor was in January 31, 2020), UniSL (January to April, 2021; Closing of UniSL was in May, 2020), PEBMED (January to July, 2021; Closing of PEBMED was in July, 2020), FCMPB (January to October, 2021; Closing of FCMPB was in November, 2020), Medphone (January to October, 2021; Closing of Medphone was in November, 2020), FESAR (January to October, 2021; Closing of FESAR was in November, 2020), iClinic (January to December, 2021; Closing of iClinic was in January, 2021), Medicinae (March to December, 2021; Closing of Medicinae was in March, 2021), Medical Harbour (April to December, 2021; Closing of Medical Harbour was in April, 2021), Cliquefarma (April to December, 2021; Closing of Cliquefarma was in April, 2021), Shosp (May to December, 2021; Closing of Shosp was in May, 2021), UNIFIPMoc and FIPGuanambi (June to December, 2021; Closing of UNIFIPMoc and FIPGuanambi was in June, 2021), UNIGRANRIO (August to December, 2021; Closing of UNIGRANRIO was in August, 2021), RX PRO (October to December, 2021; Closing of RX PRO was in October, 2021) and Garanhuns (November to December, 2021; Closing of Garanhuns was in November, 2021).

Adjusted Net Income

Adjusted Net Income for the fourth quarter of 2021 was R$ 98.5 million, a decrease of 2.4% over the same period of the prior year. For the twelve-month period ended December 31, 2021, Adjusted Net Income totaled R$ 440.4 million, an increase of 0.7% compared to the same period of the previous year.

For both periods, Adjusted Net Income results were mainly affected by an increase in financial expenses that was affected by a higher debt position, related especially to the 9 business combinations executed in 2021 that were partially funded by the selling shareholders e partially by the Softbank transaction of R$822.6 million.

(in thousands of R$)	For the three months period ended December 31,			For the twelve months period ended December 31,
	2021	2020	% Chg	2021	2020	% Chg
Net income	49,001	60,856	-19.5%	242,283	307,987	-21.3%
Amortization of customer relationships and trademark (1)	15,450	14,299	8.0%	61,465	50,312	22.2%
Share-based compensation	9,427	7,961	18.4%	43,377	32,610	33.0%
Non-recurring expenses:	24,580	17,798	38.1%	93,305	46,547	100.5%
- Integration of new companies (2)	6,128	2,051	198.8%	18,856	9,765	93.1%
- M&A advisory and due diligence (3)	1,522	8,790	-82.7%	13,520	6,161	119.4%
- Expansion projects (4)	3,739	3,274	14.2%	10,204	18,134	-43.7%
- Restructuring expenses (5)	6,043	1,053	473.9%	17,368	5,943	192.2%
- Mandatory Discounts in Tuition Fees (6)	7,148	2,630	171.8%	33,357	6,544	409.7%
Adjusted Net Income	98,458	100,914	-2.4%	440,430	437,456	0.7%

Basic earnings per share - R$ (7)	0.48	0.61	-21.3%	2.39	3.15	-24.1%
(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.
(7) Basic earnings per share: Net Income/Average number of shares in the period (ex-treasury).

Cash and Debt Position

For the twelve-month period ended December 31, 2021, Afya reported Cash Flow from Operations of R$ 630.8 million, up from R$ 371.5 million in the same period of the previous year, an increase of 69.8% YoY.

Operating Cash Conversion Ratio for the twelve-month period ended December 31, 2021 was 100.8%, compared with 75.7% in 2020. This increase was mainly due to decrease in the growth of the trade receivables from R$164.3 million to R$79.7 million, affected by the end of the grace period of tuition renegotiation that occurred in 2020.

Cash and cash equivalents on December 31, 2021 were R$ 748.6 million, a decrease of 28.4% compared to December 2020.

On December 31, 2021, net debt, excluding the effect of IFRS 16, totaled R$ 1,386.0 million, compared with net debt of R$ 166.9 million in 2020, mainly due to: (a) 9 business combinations executed in 2021, totaling R$ 1,430.1 million; and (b) payments related to the shares repurchase program of R$ 213.7 million (c) that were partially offset by the R$ 630.8 million cash generation of the period.

Table 8: Operating Cash Conversion Ratio Reconciliation	For the twelve months period ended December 31,
(in thousands of R$)	Considering the adoption of IFRS 16
	2021	2020	% Chg
(a) Cash flow from operations	630,867	371,507	69.8%
(b) Income taxes paid	35,683	19,374	84.2%
(c) = (a) + (b) Adjusted cash flow from operations	666,550	390,881	70.5%

(d) Adjusted EBITDA	754,836	563,112	34.0%
(e) Non-recurring expenses:	93,305	46,547	100.5%
- Integration of new companies (1)	18,856	9,765	93.1%
- M&A advisory and due diligence (2)	13,520	6,161	119.4%
- Expansion projects (3)	10,204	18,134	-43.7%
- Restructuring Expenses (4)	17,368	5,943	192.2%
- Mandatory Discounts in Tuition Fees (5)	33,357	6,544	409.7%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	661,531	516,565	28.1%
(g) = (a) / (f) Operating cash conversion ratio	100.8%	75.7%	2510 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(5) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.

Table 9: Cash and Debt Position
(in thousands of R$)
	FY2021	FY2020	% Chg
(+) Cash and Cash Equivalents	748,562	1,045,042	-28.4%
Cash and Bank Deposits	88,487	57,729	53.3%
Cash Equivalents	660,075	987,313	-33.1%
(-) Loans and Financing	1,374,876	617,485	122.7%
Current	128,720	107,162	20.1%
Non-Current	1,246,156	510,323	144.2%
(-) Accounts Payable to Selling Shareholders	679,826	518,240	31.2%
Current	239,849	188,420	27.3%
Non-Current	439,977	329,820	33.4%
(-) Other Short and Long Term Obligations	72,726	76,181	-4.5%
(=) Net Debt (Cash) excluding IFRS 16	1,378,866	166,864	726.3%
(-) Lease Liabilities	714,085	447,703	59.5%
Current	24,955	61,976	-59.7%
Non-Current	689,130	385,727	78.7%
Net Debt (Cash) with IFRS 16	2,092,951	614,567	240.6%

ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results.

In August 2021, Afya assumed a voluntary commitment to have at least 50% women in its management positions by 2030. In addition, Afya announced that it was certificated by Women on Board, an independent initiative whose purpose is to acknowledge, value and promote corporate environments in which women are part of the board of directors. The company voluntarily committed to continuing to have at least two women as board members.

On January 2022, Afya announced that it is one of 418 companies across 45 countries and regions to join the 2022 Bloomberg Gender-Equality Index (GEI), a modified market capitalization-weighted index that aims to track the performance of public companies committed to transparency in gender-data reporting. This reference index measures gender equality across five pillars: female leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and pro-women brand. Afya was included on this year’s index for scoring above a global threshold established by Bloomberg to reflect disclosure and the achievement or adoption of best-in-class statistics and policies.

Table 10: ESG Metrics		2021	2020	2019
#	Governance and Employee Management
1	Number of employees	8,079	6,100	3,369
2	Percentage of female employees	55%	55%	57%
3	Percentage of female employees in the board of directors	18%	18%	22%
4	Percentage of independent member in the board of directors	36%	36%	22%
	Environmental
4	Total energy consumption (kWh)	8,248,358	6,428,382	5,928,450
4.1	Consumption per campus	307,623	257,135	395,230
5	% supplied by distribution companies	88.5%	87.4%	96.2%
6	% supplied by other sources	11.5%	12.6%	3.8%
7	Greenhouse gas emissions (tons)	432.9	397.0	445.0
	Social
8	Number of free clinical consultations offered by Afya	341,286	427,184	270,000
9	Number of physicians graduated in Afya's campuses	19,036	12,691	8,306
10	Number of students with financing and scholarship programs (FIES and PROUNI)	7,881	4,999	2,808
11	% students with scholarships over total undergraduate students	12.9%	13.7%	11.7%
12	Hospital and clinics partnership	1,010	432	60

7.	Conference Call and Webcast Information

When: March 31, 2022 at 05:00 p.m. EDT.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, Director of Investor Relations

Dial-in:   Brazil: +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788 or +55 11 4700 9668 or +55 21

3958 7888

United States: +1 312 626 6799 or +1 929 205 6099 or +1 301 715 8592 or +1 346 248 7799 or +1

669 900 6833 or +1 253 215 8782

Webinar ID: 929 3656 3655

Other Numbers: https://afya.zoom.us/u/adsydYSQLz

OR

Webcast: https://afya.zoom.us/j/92936563655

About Afya Limited (NASDAQ: AFYA)

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.For more information, please visit www.afya.com.br.

8.	Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward-looking, and include risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of students and professors; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results are included in the filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

9.	Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Adjusted EBITDA and Operating Cash Conversion Ratio information, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus share of income of associate plus/minus non-recurring expenses. The calculation of Adjusted Net Income is net income plus amortization of customer relationships and trademark, plus share-based compensation. We calculate Operating Cash Conversion Ratio as the cash flow from operations, adjusted with income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

Management presents Adjusted EBITDA because it believes these measures provide investors with a supplemental measure of financial performance of the core operations that facilitates period-to-period comparisons consistently. Afya also presents the Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

10.	Investor Relations Contact

Renata Couto, Director of Investor Relations
Phone: +55 31 3515.7564 | +55 31 98463.3341
E-mail: renata.couto@afya.com.br

11.	Financial Tables

Consolidated statements of income

For twelve months period ended December 31, 2021, and 2020

(In thousands of Brazilian Reais, except earnings per share)

	Three-month period ended		Twelve-month period ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

Net revenue	498,259	345,266	1,719,371	1,201,191
Cost of services	-201,307	-126,428	(652,300)	(434,654)
Gross profit	296,952	218,838	1,067,071	766,537

General and administrative expenses	-178,216	-121,375	(622,615)	(402,855)
Other (expenses) income, net	-4,724	-1,596	(3,561)	(347)

Operating income	114,012	95,867	440,895	363,335

Finance income	19,422	6,489	64,566	62,290
Finance expenses	-74,971	-32,826	(243,796)	(98,269)
Finance result	-55,549	-26,337	(179,230)	(35,979)

Share of income of associate	3,171	1,305	11,797	7,698

Income before income taxes	61,634	70,835	273,462	335,054

Income taxes expenses	-12,633	-9,979	(31,179)	(27,067)

Net income	49,001	60,856	242,283	307,987

Other comprehensive income			-	-
Total comprehensive income	49,001	60,856	242,283	307,987

Net income attributable to
Equity holders of the parent	44,969	56,748	223,326	292,075
Non-controlling interests	4,032	4,108	18,957	15,912
	49,001	60,856	242,283	307,987
Basic earnings per share
Per common share	0,48	0,61	2.39	3.15
Diluted earnings per share Per common share	0,48	0,60	2.37	3.12

Consolidated balance sheets - For the twelve-month period ended December 31, 2021, and for the twelve-month period ended December 31 2020

(In thousands of Brazilian Reais)

	2021	2020
Assets
Current assets
Cash and cash equivalents	748,562	1,045,042
Trade receivables	378,351	302,317
Inventories	11,827	7,509
Recoverable taxes	25,579	21,019
Other assets	42,533	29,614
Total current assets	1,206,852	1,405,501

Non-current assets
Restricted cash	-	2,053
Trade receivables	27,442	7,627
Other assets	180,306	74,037
Investment in associate	48,477	51,410
Property and equipment	419,808	260,381
Right-of-use assets	663,686	419,074
Intangible assets	3,900,835	2,573,010
Total non-current assets	5,240,554	3,387,592

Total assets	6,447,406	4,793,093

Liabilities
Current liabilities
Trade payables	59,098	35,743
Loans and financing	128,720	107,162
Lease liabilities	24,955	61,976
Accounts payable to selling shareholders	239,849	188,420
Notes payable	14,478	10,503
Advances from customers	114,585	63,839
Labor and social obligations	131,294	77,855
Taxes payable	26,715	32,976
Income taxes payable	11,649	4,574
Other liabilities	15,163	6,331
Total current liabilities	766,506	589,379

Non-current liabilities
Loans and financing	1,246,156	510,323
Lease liabilities	689,130	385,727
Accounts payable to selling shareholders	439,977	329,820
Notes payable	58,248	65,678
Taxes payable	96,598	21,425
Provision for legal proceedings	148,287	53,139
Other liabilities	2,486	3,822
Total non-current liabilities	2,680,882	1,369,934
Total liabilities	3,447,388	1,959,313

Equity
Share capital	17	17
Additional paid-in capital	2,375,344	2,323,488
Share-based compensation reserve	94,101	50,724
Treasury stock	(152,630)	-
Retained earnings	631,317	407,991
Equity attributable to equity holders of the parent	2,948,149	2,782,220
Non-controlling interests	51,869	51,560
Total equity	3,000,018	2,833,780

Total liabilities and equity	6,447,406	4,793,093

Consolidated statements of cash flow - For the twelve-month period ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais)

	2021	2020	2019
Operating activities
Income before income taxes	273,462	335,054	186,937
Adjustments to reconcile income before income taxes
Depreciation and amortization	154,220	108,744	73,152
Disposals of property and equipment	1,604	-	78
Disposals of intangible	2,374	-	-
Allowance for doubtful accounts	47,819	32,081	15,040
Share-based compensation expense	43,377	32,610	18,114
Net foreign exchange differences	17,973	4,613	(13,321)
Net loss (gain) on derivatives	-	(20,739)	1,780
Accrued interest	108,437	25,543	24,002
Accrued lease interest	67,212	44,458	31,469
Share of income of associate	(11,797)	(7,698)	(2,362)
Provision for legal proceedings	10,664	5,354	(2,568)
Changes in assets and liabilities
Trade receivables	(79,665)	(164,286)	(35,556)
Inventories	(3,720)	(3,110)	(236)
Recoverable taxes	(2,327)	(13,709)	(3,940)
Other assets	(19,425)	(23,902)	(7,403)
Trade payables	14,479	4,475	3,029
Taxes payables	(14,902)	(552)	4,940
Advances from customers	36,009	(1,951)	19,324
Labor and social obligations	23,449	11,125	6,124
Other liabilities	(2,693)	22,771	(10,881)
	666,550	390,881	307,722
Income taxes paid	(35,683)	(19,374)	(8,506)
Net cash flows from operating activities	630,867	371,507	299,216

Investing activities
Acquisition of property and equipment	(125,869)	(89,832)	(56,964)
Dividends received	11,770	-	-
Acquisition of intangibles assets	(150,931)	(47,753)	(64,745)
Restricted cash	8,103	14,788	7,530
Payments of notes payable	(11,068)	(5,974)	-
Acquisition of subsidiaries, net of cash acquired	(1,006,057)	(913,991)	(241,568)
Loans to related parties	-	-	1,598
Net cash flows used in investing activities	(1,274,052)	(1,042,762)	(354,149)

Financing activities
Issuance of loans and financing	809,539	605,041	7,383
Payments of loans and financing	(158,076)	(155,090)	(75,093)
Payments of lease liabilities	(87,751)	(55,455)	(39,779)
Treasury shares	(213,722)	-	-
Capital increase	-	5,444	167,628
Dividends paid to non-controlling interests	(18,648)	(12,984)	(51,812)
Proceeds from shares public offering	-	389,170	992,778
Share-based compensation plan receipts	33,336	-	-
Share issuance costs	-	(19,704)	(79,670)
Net cash flows from (used in) financing activities	364,678	756,422	921,435
Net foreign exchange differences	(17,973)	16,666	14,447
Net increase in cash and cash equivalents	(296,480)	101,833	880,949
Cash and cash equivalents at the beginning of the year	1,045,042	943,209	62,260
Cash and cash equivalents at the end of the year	748,562	1,045,042	943,209

Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period ended December 31,			For the twelve months period ended December 31,
	2021	2020	% Chg	2021	2020	% Chg
Net income	49,001	60,856	-19.5%	242,283	307,987	-21.3%
Net financial result	55,549	26,337	110.9%	179,230	35,979	398.2%
Income taxes expense	12,633	9,979	26.6%	31,179	27,067	15.2%
Depreciation and amortization	42,016	31,015	35.5%	154,220	108,744	41.8%
Interest received (1)	5,093	2,407	111.6%	23,040	11,876	94.0%
Income share associate	(3,171)	(1,305)	143.0%	(11,797)	(7,698)	53.2%
Share-based compensation	9,427	7,961	18.4%	43,376	32,610	33.0%
Non-recurring expenses:	24,580	17,798	38.1%	93,305	46,547	100.5%
- Integration of new companies (2)	6,128	2,051	198.8%	18,856	9,765	93.1%
- M&A advisory and due diligence (3)	1,522	8,790	-82.7%	13,520	6,161	119.4%
- Expansion projects (4)	3,739	3,274	14.2%	10,204	18,134	-43.7%
- Restructuring expenses (5)	6,043	1,053	473.9%	17,368	5,943	192.2%
- Mandatory Discounts in Tuition Fees (6)	7,148	2,630	171.8%	33,357	6,544	409.7%
Adjusted EBITDA	195,128	155,048	25.9%	754,836	563,112	34.0%
Adjusted EBITDA Margin	38.6%	44.6%	-600 bps	43.1%	46.6%	-350 bps

(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings due COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.